Alpine Global Dynamic Dividend Fund

On March 12, 2009, the Fund held its Annual Meeting of Shareholders (the “Meeting”) for the purpose of voting on a proposal to re-elect one trustee of the Fund.

The results of the proposal are as follows:

Proposal: To elect Mr. Laurence B. Ashkin and Samuel A. Lieber as Trustees to the Board of Trustees until his successor has been duly elected and qualified.

Laurence B. Ashkin

For

89.59%

Withheld

1.57%

Samuel A. Lieber

For

89.78%

Withheld

1.38%